Exhibit 3.13

                            CAREMATRIX CORPORATION
                          AMENDMENT NO. 2 TO BY-LAWS
                        Pursuant to Director Action by
               Written Consent Dated Effective October 4, 1996

Article III of the By-laws of the Company is hereby amended as follows:

   (a) by striking out Section 3.1 in its entirety and substituting in lieu thereof a new Section 3.1 to read as follows:

       Section 3.1. Enumeration. The officers shall consist of a chairman of the board of directors, a chief executive officer, a president, a treasurer, a secretary and such other officers and agents (including a vice chairman of the board of directors and one or more senior vice-presidents, executive vice presidents, vice-presidents, assistant treasurers and assistant secretaries), as the Board of Directors may, in their discretion, determine.

   (b) by striking out Section 3.2 in its entirety and substituting in lieu thereof a new Section 3.2 to read as follows:

       Section 3.2. Election. The chairman of the board, chief executive officer, president, treasurer and secretary shall be elected annually by the directors at their first meeting following the annual meeting of the stockholders or any special meeting held in lieu of the annual meeting. Other officers may be chosen by the directors at such meeting or at any other meeting.

   (c) by renumbering the current Sections 3.9, 3.10, 3.11, 3.12 and 3.13 as 3.10, 3.11, 3.12, 3.13 and 3.14, respectively, and by inserting a new Section
3.9 to read as follows:

       Section 3.9. Chief Executive Officer. Except as otherwise provided by the board, the chief executive officer shall have such duties and powers as are commonly incident to the office and such duties and powers as the board of directors shall from time to time designate.

   (d) by deleting the first sentence of Section 3.10 (formerly Section 3.9) concerning the office of President.